Preliminary Terms To prospectus dated December 23, 2008, and prospectus supplement for leveraged index-linked securities dated June 1, 2009	Preliminary Terms No. 457 dated July 14, 2010 Registration Statement No. 333-156423 Rule 433

Structured Investments	Morgan Stanley
$
Optimal Entry Return Enhanced Notes Linked to the S&P 500® Index due November 25, 2011
General
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The notes are designed for investors who seek a return of two times the appreciation of the S&P 500® Index, as compared to the lowest Index closing level during the Lookback Observation Period, up to a maximum total return on the notes of 15.80%* at maturity.  Investors should be willing to forgo interest and dividend payments and, if the Index declines, be willing to lose some or all of their principal.

•	Senior unsecured obligations of Morgan Stanley maturing November 25, 2011†. All payments on the notes are subject to the credit risk of Morgan Stanley.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples thereof.
•	The notes are expected to price on or about July 16, 2010, which we refer to as the pricing date, and are expected to settle on or about July 23, 2010.
Key Terms
Index:	The S&P 500® Index (the “Index”)
Upside Leverage Factor:	2
Payment at Maturity:
If the Ending Index Level is greater than the Lookback Index Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by two, subject to a Maximum Total Return on the notes of 15.80%*.  For example, if the Index Return is more than 7.90%, you will receive the Maximum Total Return on the notes of 15.80%*, which entitles you to a maximum payment at maturity of $1,158 for every $1,000 principal amount note that you hold.  Accordingly, if the Index Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 +[$1,000 x (Index Return x 2)] *The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 15.80%.

Your investment will be fully exposed to any decline in the Index.  If the Ending Index Level declines from the Lookback Index Level, you will lose 1% of the principal amount of your notes for every 1% that the Index declines below the Lookback Index Level.  Accordingly, if the Index Return is negative, your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Index Return)
You will lose some or all of your investment at maturity if the Ending Index Level declines from the Lookback Index Level.
Index Return:	The performance of the Index from the Lookback Index Level to the Ending Index Level, calculated as follows:
Ending Index Level – Lookback Index Level
Lookback Index Level
The Index Return may be positive or negative.
Lookback Index Level:	The lowest Index closing level during the Lookback Observation Period. In no event will the Lookback Index Level be greater than the Index closing level on the pricing date.
Ending Index Level:	The arithmetic average of the Index closing levels on each of the five Averaging Dates.
Lookback Observation Period:	Each trading day on which there is no market disruption event during the period from and including the pricing date to and including October 14, 2010.
Averaging Dates†:	November 15, 2011, November 16, 2011, November 17, 2011, November 18, 2011 and November 21, 2011
Maturity Date†:	November 25, 2011
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	617482MR2
ISIN:	US617482MR29
† Subject to postponement in the event of a market disruption event as described in the accompanying prospectus supplement for leveraged index-linked securities.
Investing in the Optimal Entry Return Enhanced Notes involves a number of risks.  See “Risk Factors” beginning on page S-20 of the accompanying prospectus supplement for leveraged index-linked securities and “Selected Risk Considerations” beginning on page 5 of these preliminary terms.

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for leveraged index-linked securities) with the Securities and Exchange Commission, or SEC, for the offering to which these preliminary terms relate.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for leveraged index-linked securities and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, Morgan Stanley, any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement for leveraged index-linked securities and these preliminary terms if you so request by calling toll-free 1-800-584-6837.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced.  We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of these preliminary terms or the accompanying prospectus supplement for leveraged index-linked securities and the prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public(1)	Fees(2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)  Certain fiduciary accounts will pay a purchase price of $          per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2)  Please see “Supplemental Plan of Distribution” in these preliminary terms for information about fees.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
JPMorgan
Placement Agent
July 14, 2010

Additional Terms Specific to the Notes

You should read these preliminary terms together with the prospectus dated December 23, 2008, as supplemented by the prospectus supplement for leveraged index-linked securities dated June 1, 2009.  These Optimal Entry Return Enhanced Notes are an issuance of our leveraged index-linked securities and their terms are further described in the prospectus supplement for leveraged index-linked securities.  These preliminary terms, together with the documents listed below, contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying prospectus supplement for leveraged index-linked securities, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•  Prospectus Supplement for Leveraged Index-Linked Securities dated June 1, 2009:
http://www.sec.gov/Archives/edgar/data/895421/000095010309001266/dp13570_424b2.htm

•  Prospectus dated December 23, 2008:
http://www.sec.gov/Archives/edgar/data/895421/000095010308003004/dp12129_424b2-debt.htm

Terms used in these preliminary terms are defined in the prospectus supplement for leveraged index-linked securities or in the prospectus.  As used in these preliminary terms, the “Company,” “we,” “us,” or “our” refer to Morgan Stanley.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and graph illustrate the hypothetical total return at maturity on the notes.  The “total return” as used in these preliminary terms is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.  The hypothetical total returns set forth below assume a Lookback Index Level of 1,000 and reflect the Maximum Total Return on the notes of 15.80%.  The actual Lookback Index Level will be the lowest Index closing level during the Lookback Observation Period and will not be determined until the end of the Lookback Observation Period.  In no event, however, will the Lookback Index Level be greater than the Index closing level on the pricing date.  The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.  The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return on Notes
1,800.00	80.00%	15.80%
1,650.00	65.00%	15.80%
1,500.00	50.00%	15.80%
1,400.00	40.00%	15.80%
1,300.00	30.00%	15.80%
1,200.00	20.00%	15.80%
1,150.00	15.00%	15.80%
1,100.00	10.00%	15.80%
1,079.00	7.90%	15.80%
1,050.00	5.00%	10.00%
1,025.00	2.50%	5.00%
1,010.00	1.00%	2.00%
1,000.00	0.00%	0.00%
950.00	-5.00%	-5.00%
900.00	-10.00%	-10.00%
850.00	-15.00%	-15.00%
800.00	-20.00%	-20.00%
700.00	-30.00%	-30.00%
600.00	-40.00%	-40.00%
500.00	-50.00%	-50.00%
400.00	-60.00%	-60.00%
300.00	-70.00%	-70.00%
200.00	-80.00%	-80.00%
100.00	-90.00%	-90.00%
0	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The level of the Index increases from the Lookback Index Level of 1,000 to an Ending Index Level of 1,025.00.  Because the Ending Index Level of 1,025.00 is greater than the Lookback Index Level of 1,000 and the Index Return of 2.50% multiplied by 2 does not exceed the hypothetical Maximum Total Return of 15.80%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (2.50% x 2)] = $1,050

Example 2: The level of the Index increases from the Lookback Index Level of 1,000 to an Ending Index Level of 1,150.00.  Because the Index Return of 15% multiplied by 2 exceeds the hypothetical Maximum Total Return of 15.80%, the investor receives a payment at maturity of $1,158 per $1,000 principal amount note, the maximum payment on the notes.

Example 3: The level of the Index decreases from the Lookback Index Level of 1,000 to an Ending Index Level of 800.  Because the Ending Index Level of 800 is less than the Lookback Index Level of 1,000, the Index Return is negative and the investor will receive a payment at maturity of $800 per $1,000 principal amount note calculated as follows:

$1,000 + ($1,000 x –20%)= $800

Selected Purchase Considerations

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APPRECIATION POTENTIAL – The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by two, up to the Maximum Total Return on the notes of 15.80%, or $1,158 for every $1,000 principal amount note.  The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 15.80%.  Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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PAYMENT AT MATURITY BASED ON THE LOWEST INDEX CLOSING LEVEL DURING THE LOOKBACK OBSERVATION PERIOD — Your payment at maturity is determined by comparing the Ending Index Level to the Lookback Index Level. The Lookback Index Level is equal to the lowest Index closing level during the Lookback Observation Period, which is the period beginning on and including the pricing date, expected to be July 16, 2010, to and including October 14, 2010.  If the Index closing level declines during the Lookback Observation Period, your payment at maturity will be determined by reference to the lowest Index closing level during this period and the Ending Index Level.  Under these circumstances, your payment at maturity may be more than the payment at maturity for similar notes linked to the Index without a Lookback feature and based solely on the Index closing level on the pricing date.

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DIVERSIFICATION OF THE S&P 500® INDEX – The return on the notes is linked to the S&P 500® Index.  The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity market.  For additional information about the Index, see the information set forth under “Underlying Indices and Underlying Index Publishers Information—S&P 500® Index” in Annex A of the accompanying prospectus supplement for leveraged index-linked securities.

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CAPITAL GAINS TAX TREATMENT – You should review carefully the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for leveraged index-linked securities, which contains the opinion of our special tax counsel, Davis Polk & Wardwell LLP, with respect to the tax consequences of an investment in the notes.  Under current law and based on that opinion, subject to the conditions and limitations set forth in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for leveraged index-linked securities, we believe that it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, even if you are an initial purchaser of notes at a price that is below the principal amount of the notes. The Internal Revenue Service (the “IRS”) or a court, however, may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected.  In particular, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses on whether to require holders of instruments such as the notes to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which any income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these investments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gains as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, Treasury regulations or other forms of guidance, if any, issued after consideration of these issues could materially and adversely affect the tax consequences of this kind of investment, possibly with retroactive effect.  You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations in general and the possible impact of this notice in particular.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying prospectus supplement for leveraged index-linked securities.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not guarantee any return of principal.  The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative.  Your investment will be fully exposed to any decline in the Ending Index Level as compared to the Lookback Index Level.

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YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN – If the Ending Index Level is greater than the Lookback Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the stated principal amount, regardless of the appreciation in the Index, which may be significant.  We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 15.80%.

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THE NOTES ARE SUBJECT TO THE CREDIT RISK OF MORGAN STANLEY, AND ANY ACTUAL OR ANTICIPATED CHANGES TO ITS CREDIT RATINGS OR CREDIT SPREADS MAY ADVERSELY AFFECT THE MARKET VALUE OF THE NOTES – You are dependent on Morgan Stanley’s ability to pay all amounts due on the notes at maturity, and therefore you are subject to the credit risk of Morgan Stanley.  If Morgan Stanley defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of Morgan Stanley's creditworthiness.  Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the notes.

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THE LOOKBACK INDEX LEVEL WILL NOT BE DETERMINED UNTIL THE END OF THE LOOKBACK OBSERVATION PERIOD – Because the Lookback Index Level will be the lowest Index closing level during the Lookback Observation Period, the Lookback Index Level will not be determined until the end of the Lookback Observation Period. The Lookback Observation Period is the period from and including the pricing date, expected to be July 16, 2010, to and including October 14, 2010. Accordingly, you will not know the Lookback Index Level for a significant period of time after the pricing date. There can be no assurance that the Index closing level will decline below the level on the pricing date during the Lookback Observation Period. Furthermore, even if the Index closing level declines below its level on the pricing date during the Lookback Observation Period, there can be no assurance that the Ending Index Level will be greater than the Lookback Index Level so that you earn a positive return on the notes.

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THE NOTES DO NOT PAY INTEREST – We will not pay interest on the notes.  You may receive less at maturity than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other of our debt securities, since the payment at maturity, if any, is based on the performance of the Index.  If the Ending Index Level decreases relative to the Lookback Index Level, you could lose up to 100% of your principal amount of notes.  The return on these notes may not be enough to compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the payment at maturity described in these preliminary terms is based on the full stated principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates.  As a result, the price, if any, at which affiliates of Morgan Stanley will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

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NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the S&P 500® Index would have.

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LACK OF LIQUIDITY – The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  Morgan Stanley & Co. Incorporated (“MS & Co.”) may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

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POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the value and performance of the Index at any time;
•	the volatility (frequency and magnitude of changes in values) of the Index;
•	the time remaining until the notes mature;
•	the dividend rate on the common stocks underlying the Index;
•	interest and yield rates in the market;
•
geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the stocks constituting the underlying index or stock markets generally and which may affect the closing level of the underlying index on the valuation date; and

•	any actual or anticipated changes in our credit ratings or credit spreads.

Some or all of these factors will influence the price that you will receive if you sell your notes prior to maturity.  For example, you may have to sell your notes at a substantial discount from the principal amount of $1,000 per security if, at the time of sale, the level of the Index is below the Lookback Index Level.

You can review the historical values of the Index and a graph setting forth the historical performance of the Index in the section of these preliminary terms called “Historical Information.”

You cannot predict the future performance of the Index based on its historical performance.  We cannot guarantee that the Ending Index Level will be greater than the Lookback Index Level so that you will receive a payment at maturity in excess of $1,000, or that you will not lose some or all of your investment.

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THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE THE PRICING DATE — If we determine prior to pricing that it is not reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes, the offering of the notes will be terminated.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our subsidiaries.  The hedging or trading activities of our affiliates on or prior to the pricing date and on the Averaging Dates could adversely affect the value of the Index and, as a result, could decrease the amount you will receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the daily Index closing levels from January 1, 2005 through July 12, 2010.  The Index closing level on July 12, 2010 was 1,078.75.  We obtained the Index closing levels below from Bloomberg Financial Markets, without independent verification.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The price source for determining the Ending Index Level will be the Bloomberg page “SPX” or any successor page.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any trading day during the Lookback Observation Period or on any of the Averaging Dates.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Historical Performance of the S&P 500® Index

License Agreements

License Agreement between Standard & Poor’s,® a Division of the McGraw Hill Companies, Inc., and Morgan Stanley.  “Standard & Poor’s®,” “S&P®”, “S&P 500®” and “S&P 500® Index” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  See “Underlying Indices and Underlying Index Publishers Information—S&P 500® Index—License Agreement between S&P and Morgan Stanley” in Annex A of the accompanying prospectus supplement for leveraged index-linked securities.

Benefit Plan Investor Considerations

Your purchase of a note in a self-directed Individual Retirement Account (an “IRA”) will be deemed to be a representation and warranty  by you that, as of the date of purchase (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the investment of the assets of such self-directed IRA used to purchase the note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of ERISA) with respect to any such IRA assets and (ii) in connection with the purchase of the note, such self-directed IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA), and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.  See “Benefit Plan Investor Considerations” in the prospectus supplement for leveraged index-linked securities.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. will act as placement agents for the notes and will receive a fee from the Company that would not exceed $11.00 per $1,000 principal amount note.